[redacted]

SECU 08028934 IISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-11-006848-M3~~ 8-8775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Fidelity Distributors Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

82 Devonshire Street
(No. and Street)

Boston (City) MA (State) 02109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jane C. Greene 617-563-2036
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 2 8 2008 THOMSON FINANCIAL

SEC Mail Processing Section FEB 28 2008 Washington, DC 101

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

BS 3/11 TA 3/18

AFFIRMATION

I, Jane C. Greene, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fidelity Distributors Corporation for the year ended December 31, 2007 are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Jane Greene 2-14-2008
Signature Date

Financial and Operations Principal
Title

Notary Public

STEPHANIE MILLS
Notary Public
Commonwealth of Massachusetts
My Commission Expires
March 27, 2009

This report contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of financial condition.
(x) (c) Statement of income.
(x) (d) Statement of cash flows.
(x) (e) Statement of changes in stockholder's equity.
( ) (f) Statement of changes in liabilities subordinated to claims of general creditors.
(x) (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
( ) (h) Computation for determination of reserve requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (i) Information relating to the possession or control requirements for brokers and dealers pursuant to Rule 15c3-3.
( ) (j) A reconciliation, including appropriate explanations, of the computation of net capital pursuant to Rule 15c3-1 and the computation for determination of reserve requirements pursuant to Exhibit A of Rule 15c3-3.
( ) (k) A reconciliation between the audited and unaudited statement of financial condition with respect to methods of consolidation.
(x) (l) An oath or affirmation.
( ) (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (n) Independent Accountant's report on internal controls.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Stockholder of
Fidelity Distributors Corporation
(A Wholly-Owned Subsidiary of FMR LLC):

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Fidelity Distributors Corporation (the "Company") at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
February 22, 2008

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
STATEMENT OF FINANCIAL CONDITION
December 31, 2007
(Dollars in thousands, except share amounts)

ASSETS

Investments, at market value (cost $26,210)	$ 26,222
Receivables:	
Brokers and dealers	186,121
Mutual funds	219,398
Deferred dealers concessions, net	69,592
Other assets	60
Total Assets	$ 501,393

LIABILITIES

Payables:	
Brokers and dealers	$ 169,517
Mutual funds	185,984
Total Liabilities	355,501

COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY

Preferred stock, 5% non cumulative, $100 par value; authorized 5,000 shares; 4,750 shares issued and outstanding	475
Common stock, $1 par value; authorized 1,000,000 shares; 1,061 shares issued and outstanding	1
Additional paid-in capital	132,292
Retained earnings	474,455
	607,223
Less: Net receivable from FMR LLC	(461,331)
Total Stockholder's Equity	145,892
Total Liabilities and Stockholder's Equity	$ 501,393

The accompanying notes are an integral part
of the statement of financial condition.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION
(Dollars in thousands)

A. Principle Business Activities:

Fidelity Distributors Corporation (the "Company") is a registered broker/dealer under the Securities Exchange Act of 1934. The Company's parent is FMR LLC (formerly FMR Corp.). The Company is the principal underwriter and distributor of mutual funds managed by an affiliate and is the sponsor of the Fidelity Destiny plans (the "contractual plans").

B. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of December 31, 2007. Actual results could differ from the estimates included in the statement of financial condition.

Investments

Investments consist of shares held in a Fidelity money market mutual fund and an actively traded security. The investments are stated at fair value.

Receivables from and Payables to Brokers and dealers and Mutual funds

Included in the receivables from brokers and dealers and mutual funds and payables to brokers and dealers and mutual funds are mutual funds' purchase and redemption trades that are unsettled at December 31, 2007, and have contractual settlement dates beyond one day.

Deferred Dealers Concessions

Deferred dealers concessions of $69,592 are reported net of accumulated amortization of $222,953 as of December 31, 2007. These deferred charges represent sales commissions paid to financial intermediaries in connection with the sale of certain Fidelity mutual funds' shares. The charges are amortized using the straight line basis method over one to five years and are entirely borne by an affiliate. In the event that the underlying mutual fund shares to which the deferred sale charge unit relates are redeemed earlier than the estimated life, the unamortized balance is written off and charged to an affiliate as described above.

Impairment of Assets

The Company reviews its invested and long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. When the carrying value of an asset is not expected to be recoverable over the remainder of its expected life, the asset is reduced to its net realizable value.

(Dollars in thousands)

B. Summary of Significant Accounting Policies, continued:

Income Taxes

The Company is allocated by FMR LLC, a direct intercompany charge equivalent to taxes due on income as if it were filing tax returns on an individual company basis. The charge for deferred income taxes results from differences in the recognition of revenue and expense for tax and financial reporting purposes. At December 31, 2007, the Company's net deferred tax assets approximated $42 and are included in the net receivable from FMR LLC The primary source of temporary differences which comprise the net deferred tax asset is deferred compensation expense. Subsequent to the Merger discussed below, this charge will only reflect state tax obligations. The Company files state tax returns on a unitary/combined or separate company basis.

The Company was formerly included in the consolidated federal income tax return of FMR Corp. Effective October 1, 2007 FMR Corp merged into FMR LLC with FMR LLC the surviving legal entity (the Merger).

In connection with the Merger, FMR LLC became subject to flow-through tax treatment under Subchapter S of the Internal Revenue Code which generally allows taxable income, deductions and credits to flow directly to its shareholders but will remain subject to tax in certain state and international jurisdictions. The Company is now also subject to taxation under the Subchapter S rules. As a result of this change in tax status, the Company eliminated its net deferred tax assets and liabilities associated with Federal tax with a charge equivalent to taxes on income of $841.

Recent Accounting Pronouncements

In June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" which is effective for the Company's fiscal year beginning on January 1, 2008. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. The adoption of this statement is not expected to have a material effect on the statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements ("SFAS 157"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 157 defines fair value as the price received to transfer an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and further expands disclosures about such fair value measurements. In February 2007, the FASB issued SFAS No. 159, the Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statements No. 115 ("SFAS 159"), which is effective for the Company's fiscal year beginning January 1, 2008. SFAS 159 permits entities to elect to measure many financial instruments at fair value. Upon adoption of SFAS 159, an entity may elect the fair value option for eligible items that exist at the adoption date. Subsequent to the initial adoption, the election of the fair value option should only be made at initial recognition of the asset of liability or upon a re-measurement event that gives rise to new-basis accounting. The adoption of SFAS 157 and SFAS 159 is not expected to have a material effect on the Company's statement of financial condition.

(Dollars in thousands)

C. Investments

At December 31, 2007, investments consist of the following:

	Amortized Cost	Gross Unrealized Gain	Estimated Fair Value
Money market fund	26,207		26,207
Equity security	3	12	15
	26,210	12	26,222

D. Transactions with FMR LLC and Affiliated Companies:

The Company is party to several arrangements with affiliated companies related to marketing and distribution services. In addition, certain direct and indirect expenses incurred in connection with the underwriting and distribution of Fidelity mutual fund shares are borne by affiliated companies.

The Company participated in FMR LLC's noncontributory trusteed pension plan covering all of its eligible employees prior to the plan's termination of future benefits effective May 31, 2007.

The Company also participates in FMR LLC's defined contribution profit sharing plans covering substantially all employees. Annual contributions to the profit sharing plans are based on either stated percentages of eligible employee compensation or employee contributions.

The Company also participates in FMR LLC's Retiree Health Retirement Plan, a health reimbursement arrangement covering all eligible employees that was implemented during 2007. The charge is based on the number of full-time and part-time employees participating in the plan.

The Company participates in various FMR LLC share-based compensatory plans and is allocated a compensation charge that is amortized over the period in which it is earned. This charge is based on the change in the Net Asset Value of FMR LLC shares, as defined.

All intercompany transactions with FMR LLC and affiliated companies are charged or credited through an intercompany account with FMR LLC and may not be the same as those which would otherwise exist or result from agreements and transactions among unaffiliated third parties. The Company generally receives credit for the collection of its receivables and is charged for the settlement of its liabilities through its intercompany account with FMR LLC. Under an agreement with FMR LLC, the Company may offset liabilities which will ultimately be settled by FMR LLC on behalf of the Company against its receivable from FMR LLC. In accordance with the agreement, liabilities of approximately $45,650 have been offset against the receivable from FMR LLC.

FIDELITY DISTRIBUTORS CORPORATION
(A Wholly-Owned Subsidiary of FMR LLC)
NOTES TO STATEMENT OF FINANCIAL CONDITION, Continued
(Dollars in thousands)

E. Commitments and Contingencies:

The Company is subject to regulation and oversight by various agencies that perform periodic audits and reviews of the Company.

F. Concentration of Credit Risk:

The Company is engaged in various mutual fund brokerage activities in which counterparties primarily include broker dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

G. Net Capital Requirement:

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"). The Company has elected to utilize the alternate method permitted by the rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2007, the Company had net capital of $24,190 of which $23,940 was in excess of its required net capital of $250.

END